Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Aperion Biologics, Inc. on Form 1-A/A of our report dated September 21, 2015, except for Note 1A, as to which the date is November 9, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Aperion Biologics, Inc. as of September 30, 2014 and 2013 and for the years ended September 30, 2014 and 2013, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading "Experts" in such Offering Circular.

/s/ Marcum llp

Marcum llp

New York, NY

November 24, 2015